UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Banzai International, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

06682J308

(CUSIP Number)

Mason Ward

c/o Alco Investment Company

33930 Weyerhaeuser Way S., Suite 150

Federal Way, Washington 98001

(253) 796-2704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be `filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 06682J308

1	NAME OF REPORTING PERSON
Mason Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,265 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		0 (2)

	9	SOLE DISPOSITIVE POWER

		11,265 (1)

	10	SHARED DISPOSITIVE POWER

		0 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,265 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7% (3)

14	TYPE OF REPORTING PERSON

IN

(1)	This amount includes 4,200 shares of Class A Common Stock (as defined herein) held directly by Mr. Ward and 7,065 shares of Class A Common Stock that Mr. Ward has the right to acquire upon exercise of 7,065 Warrants (as defined herein) held directly by Mr. Ward within 60 days.
(2)	The Schedule 13D previously filed by Mr. Ward on December 26, 2023 reported shared voting and dispositive power with respect to shares of Class A Common Stock directly beneficially owned by Alco Investment Company. Mr. Ward is one of three members of the investment committee (the “Alco Investment Committee”) that exercises voting and dispositive control over the shares of Class A Common Stock beneficially owned by Alco Investment Company. Because the consent of a majority of the members of the Alco Investment Committee is required in connection with any exercise of voting or dispositive rights with respect to the Class A Common Stock, neither Mr. Ward nor the other members of the Alco Investment Committee is the beneficial owner of any shares of Class A Common Stock beneficially owned by Alco Investment Company. This determination is based on the guidance from the staff of the Securities and Exchange Commission set forth in the Southland Corp. (July 8, 1987) SEC No-Action Letter.
(3)	This percentage is calculated based on 1,662,559 shares of Class A Common Stock outstanding immediately after the Closing on September 20, 2024, and includes the 7,065 shares that Mr. Ward has the right to acquire within 60 days upon exercise of 7,065 Warrants held directly by him, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 06682J308

1	NAME OF REPORTING PERSON
Alco Investment Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,711,109 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		0 (2)

	9	SOLE DISPOSITIVE POWER

		2,711,109 (1)

	10	SHARED DISPOSITIVE POWER

		0 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,109 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (3)

14	TYPE OF REPORTING PERSON

CO

(1)	This amount includes 330,346 shares of Class A Common Stock (as defined herein) held directly by Alco Investment Company and 2,380,260 shares of Class A Common Stock that Alco Investment Company has the right to acquire upon exercise of 2,380,260 Private Placement Warrants (as defined herein) held directly by Alco Investment Company within 60 days. The Private Placement Warrants include a 19.99% beneficial ownership blocker that may be waived by holder upon 60 days’ notice to the Issuer.
(2)	The Schedule 13D previously filed by Alco Investment Company on December 26, 2023 reported shared voting and dispositive power with respect to shares of Class A Common Stock directly beneficially owned by Alco Investment Company. There are three members of an investment committee (the “Alco Investment Committee”) that exercises voting and dispositive control over the shares of Class A Common Stock beneficially owned by Alco Investment Company. Because the consent of a majority of the members of the Alco Investment Committee is required in connection with any exercise of voting or dispositive rights with respect to the Class A Common Stock, none of the members of the Alco Investment Committee is the beneficial owner of any shares of Class A Common Stock beneficially owned by Alco Investment Company. This determination is based on the guidance from the staff of the Securities and Exchange Commission set forth in the Southland Corp. (July 8, 1987) SEC No-Action Letter.
(3)	This percentage is calculated based on 1,662,559 shares of Class A Common Stock outstanding immediately after the closing of the Private Placement (as defined herein) on September 20, 2024, and includes the 2,380,260 shares that Alco Investment Company has the right to acquire within 60 days upon exercise of 2,380,260 Private Placement Warrants, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act. The Private Placement Warrants are exercisable for shares of Class A Common Stock, but pursuant to the terms of the Private Placement Warrants a blocker provision limits the number of Private Placement Warrants exercisable for shares of Class A Common Stock to the extent such exercise would allow the percentage of Class A Common Stock held directly to exceed 19.99%. Without the 19.99% beneficial ownership blocker provision, the beneficial ownership of Alco Investment Company would represent 67.1% of the issued and outstanding shares of Class A Common Stock.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Banzai International, Inc., a Delaware corporation (the “Issuer”) as filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2023 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 435 Ericksen Ave, Suite 250, Bainbridge Island, Washington 98110. The Schedule 13D is hereby further amended and supplemented as follows:

Item 3.	Source and Amount of Funds and Other Considerations.

Item 3 of the Schedule 13D is amended and supplemented as follows:

(1)	On September 20, 2024, the Issuer completed a private placement of securities (the “Private Placement”) pursuant to a securities purchase agreement dated as of September 20, 2024 (the “SPA”) by and among the Issuer, Alco Investment Company and CP BF Lending, LLC (Each a “Purchaser” and collectively, the “Purchasers”). Under the terms of the SPA, the Issuer issued and sold to Alco Investment Company 282,420 shares of Class A Common Stock (the “Private Placement Shares”), Pre-Funded Warrants to purchase up to 1,048,920 shares of Class A Common Stock for an exercise price of $0.0001 per share (the “Pre-Funded Warrants”), and Common Stock Warrants to purchase up 1,331,340 shares of Class A Common Stock for an exercise price of $4.02 per share (the “Common Warrants,” and collectively with the Pre-Funded Warrants, the “Private Placement Warrants”). Pursuant to the SPA, the purchase price for the shares of Class A Common Stock was $3.89 per share and the purchase price for each Pre-Funded Warrant was $3.89 per share. The Common Warrants may be exercised from time to time at any time on or after September 20, 2024 through September 20, 2029. The Pre-Funded Warrants may be exercised any time on or after September 20, 2024 and do not expire. The Private Placement Warrants include a blocker provision that limits the number of Private Placement Warrants exercisable for shares of Class A Common Stock to the extent such exercise would allow the percentage of Class A Common Stock held directly to exceed 19.99%. The beneficial ownership blocker may be waived by holder upon 60 days’ notice to the Issuer. The consideration paid by Alco Investment Company for the Private Placement Shares and Pre-Funded Warrants consisted solely of canceling all $4,708,099 of the outstanding principal and accrued and unpaid interest on all of the 2022 Notes held by Alco Investment Company plus a purchaser credit of 10% of that amount equal to $470,809.90.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a, b) As of September 20, 2024, Mr. Ward may be deemed to beneficially own, in the aggregate, 11,265 shares of Class A Common Stock, which represents approximately 0.7% of the shares of Class A Common Stock outstanding, and Alco Investment Company may be deemed to beneficially own 2,711,109 shares of Class A Common Stock, which represents approximately 19.99% of the shares of Class A Common Stock outstanding after giving effect to the 19.99% beneficial ownership blocker in the Private Placement Warrants. Without the 19.99% beneficial ownership blocker provision, the beneficial ownership of Alco Investment Company would represent 67.1% of the issued and outstanding shares of Class A Common Stock.

Mr. Ward has sole power to vote and sole power to dispose of 4,200 shares of Class A Common Stock and 7,065 shares of Class A Common Stock that he has the right to acquire within 60 days upon exercise of 7,065 Warrants held directly by him. Alco Investment Company has sole power to vote and sole power to dispose of 282,420 shares of Class A Common Stock and 2,380,260 shares of Class A Common Stock that it has the right to acquire within 60 days upon exercise of the 2,380,260 Private Placement Warrants held directly by it.

The foregoing beneficial ownership percentages are calculated based on 1,662,559 shares of Class A Common Stock outstanding immediately after the Closing on September 20, 2024, as reported in the Issuer’s current report on Form 8-K filed with the SEC on September 24, 2024. For purposes of calculating the beneficial ownership percentages of Mr. Ward and Alco Investment Company, the amounts includes the 7,065 shares that Mr. Ward has the right to acquire within 60 days upon exercise of 7,065 Warrants held directly by him and 2,380,260 shares that Alco Investment Company has the right to acquire within 60 days upon exercise of 2,380,260 Private Placement Warrants without regard to the 19.99% beneficial ownership blocker, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Persons during the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

1.	Securities purchase agreement dated as of September 20, 2024 by and among the Issuer, Alco Investment Company and CP BF Lending, LLC.
2.	Registration Rights Agreement entered into on September 20, 2024 and dated as of September 18, 2024 by and among the Issuer, Alco Investment Company and CP BF Lending, LLC (included as Exhibit D to the Securities Purchase Agreement filed as Exhibit 1 hereto).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Mason Ward

/s/ Mason Ward

Alco Investment Company

By:	/s/ Mason Ward
Name:	Mason Ward
Title:	Chief Financial Officer

September 24, 2024

EXHIBIT INDEX

Exhibit

1.	Securities purchase agreement dated as of September 20, 2024 by and among the Issuer, Alco Investment Company and CP BF Lending, LLC.
2.	Registration Rights Agreement entered into on September 20, 2024 and dated as of September 18, 2024 by and among the Issuer, Alco Investment Company and CP BF Lending, LLC (included as Exhibit D to the Securities Purchase Agreement filed as Exhibit 1 hereto).